FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For May 29, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: May 29, 2003                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Solid First Quarter Financial Results;

Commences Aggressive Drilling Program

Calgary, Alberta, May 29, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three months ended March 31, 2003.

FINANCIAL HIGHLIGHTS

♦

Gentry’s gross revenue for the quarter ended March 31, 2003 was $6,762,997, 71% higher than the $3,956,267 in the comparative quarter in 2002.

♦

Cash flow reached a record high of $3,244,125 up 103% from the previous year’s figure of $1,596,273.

♦

The Company’s net income increased dramatically to $1,596,989, 297% higher than the $402,467 recorded in 2002.

♦

Gentry’s first quarter capital program of $3,644,861 was financed from cash flow and debt.

♦

The March 31, 2003 net debt of $7,679,269 is equivalent to seven months of annualized first quarter 2003 cash flow.

OPERATIONAL HIGHLIGHTS

♦

Average daily production for the first quarter decreased by 8% to 1,628 boe/d compared to 1,770 boe/d recorded in the corresponding period in 2002.

♦

Natural gas production averaged to 4,557 mcf/d, while crude oil and natural gas liquids for the period were 869 bbls/d.

♦

Production was curtailed in the quarter due to retiring over-production in December and waiting on Good Production Practice (“GPP”) applications on a number of the Company’s wells located in the Princess area.

♦

The Company achieved a 71% success rate on its first quarter seven-well drilling program. Once these wells are placed onstream, and with GPP applications recently granted, daily production volumes are anticipated to reach 2,000 boe/d by the end of June, 2003.

♦

Gentry plans to carry out the most aggressive drilling program in its history by participating in the drilling of 43 wells (24 net wells) this year.  These prospects are primarily located in four core areas, namely Princess, Tide Lake, Whitecourt and Sedalia.

Three months ended March 31
	2003	2002	% change
Financial
Revenue	$6,762,997	$3,956,267	71%
Cash Flow	3,244,125	1,596,273	103%
Per share – basic	0.14	0.07	100%
Per share – fully diluted	0.13	0.07	86%
Net Income	1,596,989	402,467	297%
Per share – basic	0.07	0.02	250%
Per share – fully diluted	0.07	0.02	250%
Net Capital Expenditures	3,644,861	2,754,835	32%
Net Debt	7,679,269	9,192,268	(16)%
Shares Outstanding – weighted average	23,877,103	22,215,464	7%
Shares Outstanding – fully diluted	24,186,893	22,513,777	7%
Production
Oil & Liquids (bbls/d)	869	1,026	(15)%
Gas (mcf/d)	4,557	4,463	2%
Barrels of oil equivalent	1,628	1,770	(8)%
Average Prices
Oil & Liquids per barrel	$43.25	$27.13	59%
Gas per mcf	$8.24	$3.61	128%
Barrel of Oil Equivalent	$46.15	$24.83	86%
Operating Netbacks
Oil & Liquids per barrel	$21.49	$14.14	52%
Gas per mcf	$5.81	$1.92	203%
Oil Equivalent per boe	$27.73	$13.03	113%

Cash Flow Netback per boe	$22.14	$10.03	121%
Net Income per boe	$10.90	$2.53	331%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

In the past quarter and looking forward to the rest of the year, Gentry has benefited greatly from its investment in and successful transformation to, a full cycle exploration and production company. Investment in an aggressive land acquisition strategy through farm-ins, land sales and large 3D seismic acquisitions have resulted in the Company operating and managing most of its newer assets to maximize value for its shareholders.

Gentry continues to focus its energy and capital in four key areas: the Princess and Tide Lake areas of Southern Alberta;, the Sedalia/Oyen area of east central Alberta; and the Whitecourt area of west central Alberta. The investment in land and seismic over the last several quarters has made it possible for Gentry to embark on a drilling program that will result in the most net wells in its corporate history. Despite the very wet spring conditions Alberta has experienced, the Company is still on target to participate in 43 wells (24 net) of which Gentry will operate approximately 70%, or 30 wells (17 net). An area breakdown of the drilling activity for the remainder of 2003 shows approximately 21 wells earmarked for the Princess and Tide Lake areas and nine wells in the Sedalia area. The majority of this drilling will be finished by the beginning of the fourth quarter. In the Whitecourt area, the Company anticipates drilling six wells prior to year-end and another six wells in the first quarter of 2004.

Princess and Tide Lake:

In addition to the aggressive drilling program that commenced May 25th, this current quarter will also see the Company breaking ground on a capital project that will result in gas flowing from its Nisku discovery of 15 months ago. The onstream date for this gas is expected to be mid-third quarter and Gentry will be announcing the planned route and infrastructure in the near future. To date, drilling in this area has resulted in a number of new pool discoveries and the requisite regulatory production restrictions have all been dealt with successfully.

As of June 1st Gentry will be operating four of its six new pools under the guidelines of GPP, with the remaining pools rate-restricted for several more weeks until GPP applications can been filed and approved. Follow-up wells targeting these same pools will fall under existing GPP and thus will not be effected by rate restrictions.  In addition, further new pools will benefit from the knowledge the regulator now has of the existing production, which will hopefully streamline the regulatory process. All in all, the Company now looks at the delays and production restrictions experienced over the past 6 months as the price of success and the cost of entry into a new area.

The Company has 138 km2 of proprietary 3D and 111 km2 of non-proprietary 3D seismic data. All of the 21 proposed locations in this area will be drilled based on this seismic information.

Whitecourt:

Gentry’s Whitecourt core area includes Goodwin, Windfall, Paddle River, Blueridge and Sakwatamau. One year ago Gentry had two sections of land in Whitecourt.  The Company now controls approximately 35 sections of land in this region and has a corporate mandate for further expansion in this gas-prone area.

Gentry and partner successfully drilled a gas well in this area earlier this year resulting in first gas early in the second quarter (approximately 1.5 mmcf/d, net 0.75 mmcf/d). The Company anticipates drilling 12 wells in the Whitecourt area over the next 12 months. Drilling should commence in August.

Sedalia/Oyen:

The Company started the first of four wells in the Sedalia area on May 27th. Gentry controls approximately 34 sections of land in this area and anticipates drilling a total of nine wells in this area in the next five months. The target zones are noted for quick pay-out, fast onstream times and year-round access.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Revenue, Production and Pricing

Gross production revenue increased 71% to $6,762,997 in the first three months of 2003 from $3,956,267 recorded in the first quarter last year.  The rise in oil and ngls prices contributed $1.26 million to this increase while the increase in gas pricing contributed $1.90 million.  Changes in production levels had a mixed effect on revenues.  The decrease in crude oil and ngls production had the effect of reducing revenues by $384 thousand while the minor increase in natural gas volumes helped increase revenues by $30 thousand.

	Three months ended
	Mar 31/03	Mar 31/02	% Change
Oil and Liquids
Revenue ($)	3,381,996	2,505,387	35
Volumes (bbls/d)	869	1,026	(15)
Pricing ($/bbl)	43.25	27.13	59
Natural Gas
Revenue ($)	3,381,001	1,450,880	133
Volumes (mcf/d)	4,557	4,463	2
Pricing ($/mcf)	8.24	3.61	128
Oil Equivalent
Revenue ($)	6,762,997	3,956,267	71
Volumes (boe/d)	1,628	1,770	(8)
Pricing ($/boe)	46.15	24.83	86

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased 62% to $1,395,221 from $863,358 in the comparative period.  Expressed as a percentage of production, oil royalties were 24.9% in the first quarter of 2003 versus 20.0% a year ago.  Gas royalties were 16.4% versus 24.9% in the comparative period.  On a boe basis, the percentages were 20.6% in 2003 and 21.8% in 2002.  The 2003 gas royalties include a credit adjustment for 2002 mineral taxes.

Production Expenses

In spite of the Company’s decreased production volumes, gross production expenses increased 28% to $1,304,674 from $1,016,743 a year ago.  On a unit basis, costs increased to $8.90/boe from $6.38/boe a year earlier.  Increased transportation costs at Baldwinton was one reason for this increase while per boe operating costs at Princess were high given the rate restricted volumes produced in the quarter.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 6% to $464,362 in the first quarter of 2003 from $438,684 in the first quarter of 2002.  This increase is a result of additional staffing requirements and compensation costs.  On a barrel of oil equivalent basis, general and administrative expenses were $3.17/boe versus $2.75/boe in the comparative quarter.

Interest Expense

Gentry’s interest expense was $105,463 in the three months of 2003 versus $75,085 in the first three months of 2002.  This increase reflects the increase in interest rates as well as the greater utilization of the Company’s credit facilities to fund its capital exploration programs.

Depletion and Depreciation

Depletion and depreciation charges for the first quarter of this year totaled $1,091,498, an increase of 15% from a year ago.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $7.45/boe compared to $5.96/boe the previous year.  The depletion and depreciation rate was consistent at 3.41% this year versus 3.43% in the comparative quarter.

Income Taxes

Gentry was liable for $324,588 in current taxes in 2003 versus $16,381 in 2002.  Future taxes also increased, rising to $586,657 compared to $214,803 in the comparative period.  The increase in taxes is a result of the greater profitability of the Company.

Cash Flow and Earnings

Cash flow from operations rose 103% to $3,244,125 from $1,596,273 the previous year.  This amounts to $0.14 per share ($0.13 diluted) in 2003 versus $0.07 per share ($0.07 diluted) during 2002.  Greater net production revenues enabled the Company to achieve this increase.

Net income increased 297% to $1,596,989 in the first quarter of 2003 from $402,467 in the first quarter of 2002.  The per-share numbers were $0.07 ($0.07 diluted) in 2003 versus $0.02 ($0.02 diluted) in 2002.  Strong commodity prices and increased production revenues were the primary factors in this increase.

Netbacks

	Three months ended
($/boe)	Mar 31/03	Mar 31/02
Selling Price	46.15	24.83
Royalties (net of ARTC)	(9.52)	(5.42)
Operating Costs	(8.90)	(6.38)
Operating Netbacks	27.73	13.03
Administration	(3.17)	(2.75)
Interest	(0.72)	(0.47)
Current Taxes	(2.21)	(0.10)
Other Income	0.51	0.32
Cash Flow	22.14	10.03

Capital Expenditures

Net capital expenditures increased 32% to $3,644,861 from the $2,754,835 incurred in the comparative three-month period.  The 2003 expenditures emphasized land and seismic opportunities as well as tying in production at Princess.  In comparison, the first quarter of the 2002 expenditure program focused more on exploration and development programs at Princess and Red Willow.

Liquidity and Capital Resources

Since December 31, 2002, Gentry has issued 138,334 common shares pursuant to the exercise of stock options ($0.54 per share), 18,061 shares pursuant to the Employee Share Ownership Plan ($1.52 per share) and repurchased 95,300 shares ($1.48 per share) pursuant to the Company’s normal course issuer bid.  As a result, Gentry ended the quarter with 23,844,358 common shares issued and outstanding.

Gentry’s net debt (bank debt less working capital) increased 6% to $7,679,269 at March 31, 2003 from $7,224,659 at the start of the year.  Gentry’s credit limit currently stands at $12 million and is reviewed annually.

     GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2003 and DECEMBER 31, 2002

(unaudited)

		ASSETS

			March 31,	December 31,
			2003	2002

CURRENT
Cash and cash equivalents			$448,509	$175,915
Accounts receivable			5,768,054	5,356,504
Income taxes recoverable			371,590	-
Prepaid expenses			367,159	236,760

			6,955,312	5,769,179

INVESTMENTS			1,587,774	1,561,111

PROPERTY AND EQUIPMENT			31,052,808	28,437,568

			$39,595,894	$35,767,858

		LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
Accounts payable and accrued liabilities			$5,650,864	$5,599,989
Income taxes payable			-	403,822
Bank debt			8,983,717	6,990,027

			14,634,581	12,993,838

FUTURE REMOVAL AND SITE RESTORATION COSTS			1,417,906	1,374,535

FUTURE INCOME TAXES			6,067,281	5,269,546

			22,119,768	19,637,919

SHARE CAPITAL			13,100,049	13,262,522
RETAINED EARNINGS			4,376,077	2,867,417

			17,476,126	16,129,939

			$39,595,894	$35,767,858

Director:	(signed)	"George Hawes"

Director:	(signed)	"A. Bruce Macdonald"

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS

FOR THE PERIODS ENDING MARCH 31

(unaudited)

Three months ended March 31,
	2003	2002
REVENUE
Production	$6,762,997	$3,956,267
Less: royalties, net of Alberta Royalty Tax Credit	(1,395,221)	(863,358)
Interest and other	75,436	50,257

	5,443,212	3,143,166

EXPENSES
Production	1,304,674	1,016,743
Depletion & depreciation	1,091,498	949,053
General & administrative	464,362	438,684
Interest on bank debt	105,463	75,085

	2,965,997	2,479,565

INCOME FROM OPERATIONS	2,477,215	663,601
OTHER INCOME (LOSS)
Equity in income (loss) of investment in affiliate	31,019	(29,950)

INCOME BEFORE INCOME TAXES	2,508,234	633,651

INCOME TAXES
Current	324,588	16,381
Future	586,657	214,803

	911,245	231,184

NET INCOME	1,596,989	402,467

Retained earnings, beginning of period	2,867,417	1,048,182

Less: excess of cost of shares acquired over stated value	(88,329)	(121,320)

Retained earnings, end of period	$4,376,077	$1,329,329

NET INCOME PER SHARE

Basic	$0.07	$0.02

Diluted	$0.07	$0.02

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDING MARCH 31

(unaudited)

	Three months ended March 31,
	2003	2002
OPERATING ACTIVITIES
Net income	$1,596,989	$402,467
Add (deduct) items not requiring cash
Depletion & depreciation	1,091,498	949,053
Equity in loss (income) of investments	(31,019)	29,950
Future income taxes	586,657	214,803

	3,244,125	1,596,273
Changes in non-cash working capital items	(1,301,515)	(710,032)

	1,942,610	886,241

INVESTING ACTIVITIES
Acquisition of capital assets	(3,644,861)	(2,754,835)
Removal and site restoration costs	(18,506)	(8,235)
Changes in non-cash working capital items	(5,635)	607,118

	(3,669,002)	(2,155,952)

FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	1,993,690	2,049,406
Redemption of share capital	(141,502)	(223,319)
Proceeds on issuance of share capital	101,777	9,000
Changes in non-cash working capital items	45,021	(14,228)

	1,998,986	1,820,859

INCREASE (DECREASE) IN CASH	272,594	551,148

CASH, BEGINNING OF PERIOD	175,915	244,227

CASH, END OF PERIOD	$448,509	$795,375

NOTES TO THE MARCH 31, 2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.    ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2002.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002.

Employee Share Ownership Plan

Commencing January 1, 2003, the Company has an employee share ownership plan (the “ESOP”) for the benefit of all salaried employees.  Under the ESOP, employees may elect to contribute between 2% and 5% of their base salary with a matching contribution from the Company.  All shares are issued monthly from treasury at the weighted average trading price for that month.

2.    BANK DEBT

The Company has a demand revolving production loan to a maximum of $12,000,000.  The loan is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate plus ¾%. The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain property and equipment, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties.  The facility is subject to an annual review.  This review will include a borrowing base re-determination and a full assessment of the Company’s financial position and operations.

3.    SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Pro-Forma stock-based compensation expense

Had compensation costs for the Company’s stock option plan been determined using the fair value method for options granted subsequent to January 1, 2002, the Company’s pro-forma net income and retained earnings for the three months ended March 31, 2003 would be reduced by $10,416 (2002 – Nil).  There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 4.1%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

Corporate Information

directors

HUGH G. ROSS

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

MICHAEL HALVORSON

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. BRUCE MACDONALD

President

Stoneyfell Investments Inc.

Calgary, Alberta

GEORGE T. HAWES

President

G. T. Hawes & Co., Inc.

Plandome, New York

WALTER O’DONOGHUE

Partner

Bennett Jones

Calgary, Alberta

officers and management

HUGH G. ROSS

President and Chief Executive Officer

KETAN PANCHMATIA

Vice-President, Finance and

Chief Financial Officer

GORDON MCKAY

Vice-President, Exploration and

Chief Operating Officer

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar &

transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX Exchange

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:

(403) 264-6161

Fax:

(403) 266-3069

Website: www.gentryresources.com

Email: gentry@gentryresources.com